Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Skeena Resources Limited (“Skeena” or the “Company”)

Suite 2600-1133 Melville Street.

Vancouver, British Columbia

V6E 4E5

Item 2.	Date of Material Change

June 24, 2024

Item 3.	News Release

A news release describing the material change was disseminated by the Corporation on June 25, 2024 through Accesswire and a copy was subsequently filed on SEDAR+.

Item 4.	Summary of Material Change

On June 25, 2024, the Company announced it secured a financing package totaling US$750 million (equivalent to over C$1 billion) with Orion Resource Partners (“Orion”) for the development, construction, and general working capital required to advance the Company’s 100%-owned Eskay Creek Gold-Silver Project (“Eskay” or the “Project”).

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

On June 25, 2024, the Company announced it secured a financing package totaling US$750 million (equivalent to over C$1 billion) with Orion for the development, construction, and general working capital required to advance the Project. This complete funding package significantly derisks the Project and provides Skeena with optionality, flexibility and stakeholder alignment as the Company progresses Eskay towards production in the first half of 2027. The package provides a significant portion of financing prior to Skeena’s receipt of required permits in respect to the Eskay project and therefore, allows the Company to advance the project on the most efficient and expedient schedule to production.

Financing Package Highlights:

The total financing package of US$750 million is comprised of an equity investment, gold stream, senior secured loan, and a cost over-run facility:

•	US$100 million equity investment priced at a meaningful premium to the Company’s five-day volume weighted average share price.

•	US$200 million gold stream with option to buy back up to 66.7% for 12-month period after start of commercial production (the “Gold Stream”).

•	US$350 million of committed capital available from a senior secured loan with 1% standby fee and no break fee (the “Senior Secured Loan”).

•	US$100 million cost over-run facility in the form of an additional gold stream subject to the same standby terms as the Senior Secured Loan (the “Cost Contingency”).

Equity Investment - US$100,000,000

•	Orion committed to purchase US$100 million of Skeena’s common shares with a portion of the equity commitment priced and closing immediately and the balance (US$25 million) closing at a later date.

o	Orion was the back-end buyer of a C$100 million development flow-through private placement transaction in which Skeena issued 12,021,977 shares at a price of C$8.32 per share, which closed on June 24, 2024.

o	Orion also purchased 3,418,702 common shares priced at C$6.65 per share (C$22.75 million / US$16.6 million) which closed on June 24, 2024.

o	The balance of Orion’s equity investment commitment into Skeena is expected to close later this year with pricing to be set at the time of the investment.

•	Upon completion of the full US$100 million equity investment, Orion will own less than 20% of the issued and outstanding shares of the Company.

•	Orion will have the right to participate in any future equity or equity-linked offerings by Skeena up to the level of its ownership at the time of the offering provided that Orion continues to own at least 5% of the basic shares outstanding of the Company.

•	The shares of Skeena issued in connection with the equity investment are subject to customary 4-month hold period under applicable securities law in Canada. In addition, until the earlier of (i) 12 months after the Closing Date; or (ii) the termination of the Senior Secured Loan or Gold Stream, Orion agreed to not transfer its Skeena common shares without approval from Skeena’s board of directors.

Gold Stream - US$200,000,000

•	Gold Stream agreement to be drawn in five tranches

o	The initial tranche of US$5 million, initially anticipated to close on June 26, 2024, is now expected to close on or about July 5, 2024.

o	The second tranche of US$45 million will be available after receipt of the Technical Sample permit.

o	The next three tranches of US$50 million are available as needed to support the project construction schedule.

•	Once the stream is fully drawn, Orion will be entitled to receive 10.55% of payable gold produced from the mine (“Stream Percentage”) at a price equal to 10% of the LBMA AM gold fixing price three days prior to the delivery day for the life of mine of the Project.

•	The silver production is not subject to the stream agreement.

•	For a period of 12 months following the project completion date, Skeena may, at any time, reduce the Stream Percentage by 66.67% by repaying Orion the proportional deposit plus an imputed 18% IRR.

•	The area of interest for the stream is constrained to 500 meters around the existing mineral reserves and resources currently delineated at the Project.

Senior Secured Loan - US$350,000,000

•	Term: 5.75 years from the first drawdown.

•	Availability period: Drawdowns will be in four equal tranches of US$87,500,000.

•	Availability fee: 1.0% per year on the undrawn portion.

•	Coupon: 3-month US$ SOFR (subject to a minimum of 1.5%) plus 7.75% margin, calculated based on the number of days elapsed in the quarter divided by 360 days. In the case of default, the margin will increase by 2%.

•	Interest and principal repayment: Interest to be paid quarterly until the maturity date. Commencing 3 months following the planned project completion, the principal shall amortize and be payable in 15 quarterly installments. Skeena may prepay the loan and any accrued unpaid interest in full or in part at any time without any penalty.

•	Original issue discount: 2.0% of the Senior Secured Loan Amount, which shall be paid pro-rata upon the funding of each tranche.

•	No break fee: Skeena may terminate the Senior Secured Loan at any time without incurring penalties.

Cost Over-run Facility - US$100,000,000

•	Skeena may request an additional $100,000,000 deposit with the same pro-rata terms as the Gold Stream other than being subject to a 2% original issue discount and a 1% availability fee.

Conclusion: Fully Funded

The Company’s definitive feasibility study released in November 2023 estimated Eskay’s preproduction capital expenditures to be US$528 million (C$713 million), including a US$36 million (C$49 million) contingency.

The total financing package of US$750 million, combined with US$44 million (C$59 million) of cash and cash equivalents as of March 31, 2024, provides Skeena with approximately US$794 million of available capital towards the Project, which is substantially more than the remaining estimated capital expenditures required to bring Eskay back into production. With no precious metals hedging or concentrate off-take requirements, the Company retains excellent upside to increasing metals prices.

5.2	Disclosure for Restructuring Transaction

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Andrew MacRitchie
Chief Financial Officer
Tel: (604)-558-7687

Item 9.	Date of Report

July 4, 2024